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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               (Amendment No.  )*

                               Juno Lighting, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    482047107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  June 15, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)
|X| Rule 13d-1(c)
|_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

                               Page 1 of 11 pages

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CUSIP NO.  482047107
--------------------------------------------------------------------------------
1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS.  OF ABOVE PERSONS (entities only)

   Gabriel Capital, L.P.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)    (A)[ ]
                                                                          (B)[ ]

--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
--------------------------------------------------------------------------------
                      5             SOLE VOTING POWER

      NUMBER OF
       SHARES        -----------------------------------------------------------
    BENEFICIALLY      6             SHARED VOTING POWER
      OWNED BY
        EACH                                *
      REPORTING      -----------------------------------------------------------
       PERSON         7             SOLE DISPOSITIVE POWER
        WITH

                     -----------------------------------------------------------
                      8             SHARED DISPOSITIVE POWER

                                            *
--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              *
--------------------------------------------------------------------------------
10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
   (SEE INSTRUCTIONS)                                                        [ ]

--------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           *
--------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           PN
--------------------------------------------------------------------------------
*  See Attachment A.

                               Page 2 of 11 pages

CUSIP NO.  482047107
--------------------------------------------------------------------------------
1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS.  OF ABOVE PERSONS (entities only)

   Ariel Fund Limited
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)    (A)[ ]
                                                                          (B)[ ]

--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Cayman Islands
--------------------------------------------------------------------------------
                      5             SOLE VOTING POWER

      NUMBER OF
       SHARES        -----------------------------------------------------------
    BENEFICIALLY      6             SHARED VOTING POWER
      OWNED BY
        EACH                                *
      REPORTING      -----------------------------------------------------------
       PERSON         7             SOLE DISPOSITIVE POWER
        WITH

                     -----------------------------------------------------------
                      8             SHARED DISPOSITIVE POWER

                                            *
--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              *
--------------------------------------------------------------------------------
10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
   (SEE INSTRUCTIONS)                                                        [ ]

--------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           *
--------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
--------------------------------------------------------------------------------
*  See Attachment A.

                               Page 3 of 11 pages

CUSIP NO.  482047107
--------------------------------------------------------------------------------
1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS.  OF ABOVE PERSONS (entities only)

   Gabriel Capital Corp.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)    (A)[ ]
                                                                          (B)[ ]

--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
--------------------------------------------------------------------------------
                      5             SOLE VOTING POWER

      NUMBER OF
       SHARES        -----------------------------------------------------------
    BENEFICIALLY      6             SHARED VOTING POWER
      OWNED BY
        EACH                        872,246
      REPORTING      -----------------------------------------------------------
       PERSON         7             SOLE DISPOSITIVE POWER
        WITH

                     -----------------------------------------------------------
                      8             SHARED DISPOSITIVE POWER

                                    872,246
--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      872,246
--------------------------------------------------------------------------------
10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
   (SEE INSTRUCTIONS)                                                        [ ]

--------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      4.7%
--------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
--------------------------------------------------------------------------------
*  See Attachment A.

                               Page 4 of 11 pages

CUSIP NO.  482047107
--------------------------------------------------------------------------------
1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS.  OF ABOVE PERSONS (entities only)

   J. Ezra Merkin
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)    (A)[ ]
                                                                          (B)[ ]

--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
--------------------------------------------------------------------------------
                      5             SOLE VOTING POWER

      NUMBER OF                     591,254
       SHARES        -----------------------------------------------------------
    BENEFICIALLY      6             SHARED VOTING POWER
      OWNED BY
        EACH                        872,246
      REPORTING      -----------------------------------------------------------
       PERSON         7             SOLE DISPOSITIVE POWER
        WITH
                                    591,254
                     -----------------------------------------------------------
                      8             SHARED DISPOSITIVE POWER

                                    872,246
--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,463,500
--------------------------------------------------------------------------------
10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
   (SEE INSTRUCTIONS)                                                        [ ]

--------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      7.9%
--------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------------------------------------------------------------------------------
*  See Attachment A.

                               Page 5 of 11 pages

Item 1.  (a)  Name of Issuer:

              Juno Lighting, Inc.

         (b)  Address of Issuer's Principal Executive Offices:

              1300 S. Wolf Road
              Des Plaines, IL 60017

Item 2. (a)(b)(c)Name of Person Filing; Address of Principal Business Office or, if none Residence; Citizenship:

              This Schedule 13G is being filed jointly by Gabriel Capital L.P., a Delaware limited partnership ("Gabriel"), Ariel Fund Limited, a Cayman Islands corporation ("Ariel Fund"), Gabriel Capital Corp., a Delaware corporation (f/k/a Ariel Management Corp.) ("Gabriel Capital"), which is the Investment Advisor of Ariel Fund, and J. Ezra Merkin ("Merkin"), who is the General Partner of Gabriel Capital (collectively, the "Reporting Persons"). Merkin is also the sole shareholder, sole director and president of Gabriel Capital. The business address of each of Gabriel, Gabriel Captial and Merkin is 450 Park Avenue, New York, New York 10022 and the business address of Ariel Fund is c/o Maples & Calder, P.O. Box 309, Grand Cayman, Cayman Islands, British West Indies. Merkin is a United States citizen.

         (d)  Title of Class of Securities:

              Common Stock, par value $.01 per share

         (e)  CUSIP Number:

              482047107

Item 3. If this statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is an:

         (a)[ ] Broker or Dealer registered under Section 15 of the Act
         (b)[ ] Bank as defined in section 3(a)(6) of the Act
         (c)[ ] Insurance Company as defined in section 3(a)(19) of the Act
         (d)[ ] Investment Company registered under section 8 of the Investment Company Act of 1940
         (e)[ ] An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

                               Page 6 of 11 pages

         (f)[ ] An Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F)

         (g)[ ] A Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(ii)(G)

         (h)[ ] A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act

         (i)[ ] A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

         (j)[ ]  Group, in accordance with 13d-1(b)(1)(ii)(J)

Item 4.  Ownership:

         (a)  Amount Beneficially Owned:                1,463,500

         (b)  Percent of Class:         7.9%

         (c)  Number of Shares as to which such person has:

              (i)   sole power to vote or direct the vote - *

              (ii)  shared power to vote or direct the vote -

              (iii) sole power to dispose or direct the disposition of - *

              (iv)  shared power to dispose or direct the disposition of - *

         *See Attachment A

Item 5.  Ownership of Five Percent or Less of a Class:

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         N/A

                               Page 7 of 11 pages

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

         N/A

Item 8.  Identification and Classification of Members of the Group

         N/A

Item 9.  Notice of Dissolution of Group

         N/A

Item 10. Certification

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 8 of 11 pages

Signature

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            GABRIEL CAPITAL, L.P.

                                            By: /s/ J. Ezra Merkin
                                                --------------------------------
                                                Name: J. Ezra Merkin
                                                Title:  General Partner

                                            ARIEL FUND LIMITED

                                            By: MEESPIERSON MANAGEMENT
                                                (CAYMAN) LIMITED

                                            By:
                                                --------------------------------
                                                Name:
                                                Title:

                                            ARIEL MANAGEMENT CORP.

                                            By: /s/ J. Ezra Merkin
                                                --------------------------------
                                                Name:  J. Ezra Merkin
                                                Title:  President

                                                /s/ J. Ezra Merkin
                                                --------------------------------
                                                J. EZRA MERKIN

Dated: June 25, 1999

                               Page 9 of 11 pages

                                  ATTACHMENT A

         As of June 24, 1999, Gabriel is the holder of 591,254 shares of Common Stock, or 3.2% of the outstanding shares of Common Stock. As of June 24, 1999, Ariel Fund is the holder of 872,246 shares of Common Stock, or 4.7% of the outstanding shares of Common Stock. Gabriel and Ariel Fund are managed investment vehicles and neither is the beneficial owner of said shares. Gabriel Capital, as Investment Advisor to Ariel Fund, shares the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 872,246 shares of Common Stock owned by Ariel Fund. Accordingly, Gabriel Capital may be deemed to be the beneficial owner of 872,246 shares of Common Stock, or 4.7% of the outstanding shares of Common Stock. As the General Partner of Gabriel, Merkin has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 591,254 shares of Common Stock owned by Gabriel. In addition, as the sole shareholder and president of Gabriel Capital, Merkin may be deemed to share the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 872,246 shares of Common Stock owned by Ariel Fund. Accordingly, Merkin may be deemed to be the beneficial owner of 1,463,500 shares of Common Stock, or 7.9% of the outstanding shares of Common Stock.

                               Page 10 of 11 pages

                            AGREEMENT OF JOINT FILING

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13G or any amendments thereto, with respect to the Common Stock of American Pacific Corporation, and that this Agreement be included as an attachment to such filing.

         This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 25th day of June, 1999.

                                            GABRIEL CAPITAL, L.P.

                                            By: /s/ J. Ezra Merkin
                                                --------------------------------
                                                Name: J. Ezra Merkin
                                                Title:  General Partner

                                            ARIEL FUND LIMITED

                                            By: MEESPIERSON MANAGEMENT
                                                (CAYMAN) LIMITED

                                            By:
                                                --------------------------------
                                                Name:
                                                Title:

                                            ARIEL MANAGEMENT CORP.

                                            By: /s/ J. Ezra Merkin
                                                --------------------------------
                                                Name:  J. Ezra Merkin
                                                Title:  President

                                                /s/ J. Ezra Merkin
                                                --------------------------------
                                                J. EZRA MERKIN

                               Page 11 of 11 pages